Logistic Properties of the Americas Reaches 100% Occupancy in its Operating Portfolio Across Its Platform

SAN JOSE, Costa Rica – March 3, 2025 March 3, 2025 – Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”), announced that its entire operating portfolio achieved 100% occupancy, following the signing of a new lease agreement with a long-standing regional tenant and one of the world's leading logistics providers. The new lease covers 71,580 square feet of Gross Leasable Area at Building 400 in Parque Logistico Lima Sur (PLS) in Peru.

Our established customer is a prominent logistics provider operating in over 100 countries, and specializing in consumer goods, e-commerce and pharmaceuticals and other key industries. The newly leased space at PLS will support our tenants’ growing operations, which include logistics services for a global leader in the beauty and personal care sector.

“Achieving full occupancy across our operating portfolio is a major milestone for LPA and a testament to our ability to meet the needs of our international customer base for superior logistics space,” said Esteban Saldarriaga, CEO of LPA. “We are proud to support and follow our customer’s expansion projects and remain committed to delivering world-class facilities that foster their success.”

“This lease underscores the need for industrial infrastructure and select logistics space in our markets,” added Alvaro Chinchayan, LPA’s Country Manager in Peru. “We are very pleased to support our tenant’s growth within PLS and to be their preferred real estate partner in the region.”

PLS is comprised of six state-of-the-art Class A buildings, totaling 1,519,300 square feet of Gross Leasable Area, all leased in US dollars. The park’s warehouses are located in the submarket of Lima’s Lurin district and provide modern distribution capabilities in a growing urban hub of Peru. PLS flaunts industrial resource efficiency by featuring an advanced grey water treatment and recycling system that reduces water consumption, helping tenants achieve their sustainability goals. PLS has earned two final EDGE certifications from GBCI, with its Building 200 obtaining EDGE Advanced certification for these and other sustainability features.

About Logistic Properties of the Americas
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of September 30, 2024, LPA’s operating and development portfolio was comprised of 31 logistics facilities in Costa Rica, Peru and Colombia totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com

Contacts
Investor Relations

Camilo Ulloa
Logistic Properties of the Americas

+506 6293 9083
camilo@lpamericas.com

Barbara Cano/Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com